EXHIBIT 11
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EXHIBIT 11



SEVENTH GENERATION, INC.

Calculation of Shares Used in Determining
Basic and Diluted Earnings Per Common Share


                                                    Year Ended December 31

                                                      1997          1996

Income available to common stockholders           (288,033)     (263,926)

Weighted average shares outstanding              2,428,791     2,428,791

Basic and diluted earnings per share               $ (0.12)      $ (0.11)

	The calculation above for diluted earnings per common share excludes the potentially dilutive effect of both common stock equivalents (stock options and warrants) and the impact of conversion of any debentures into the Company's common stock since the impact would be anti-dilutive for both 1997 and 1996.